Exhibit 38

HIGH COURT APPROVES MARCONI AND RT GROUP

RETURN OF CAPITAL FROM ULTRAMAST JOINT VENTURE

London — 24 February 2003 — Marconi plc (MONI) announced today that, following approval from the High Court, Marconi Corporation plc has completed a return of capital from Ultramast. The transaction gives Marconi cash proceeds of GBP41 million and settles all outstanding litigation with RT Group relating to the Ultramast joint venture. As a result, RT Group has assumed full control of all of Ultramast.

ENDS/...

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company’s core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company’s customer base includes many of the world’s largest telecommunications operators.

The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Copyright (c) 2003 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.

Contacts

Name:	David Beck/Joe Kelly	Heather Green

Title:	Public Relations	Investor Relations

Phone:	+44 (0) 207 306 1771	+44 (0) 207 306 1735
+44 (0) 207 603 1490

	joe.kelly@marconi.com	heather.green@marconi.com